FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month July, 2008

Commission File Number 001-15118

TATA COMMUNICATIONS LIMITED

(Translation of registrant’s name into English)

VSB, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 -                     .

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number                                          Description of Exhibit

1.	Unaudited financial results (provisional, according to Indian GAAP) for the quarter ended June 30, 2008.

2.	Press release dated July 30, 2008 regarding the unaudited financial results (provisional, according to Indian GAAP) for the quarter ended June 30, 2008.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibits), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on October 1, 2007. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TATA COMMUNICATIONS LIMITED

	By:	/s/ Rajiv Dhar
	Name:	Rajiv Dhar
July 30, 2008	Title:	Chief Financial Officer

Exhibit 1

Rishabh Aditya

Deputy Company Secretary

HQ/CS/CL.24B/13095

30 July 2008

Sir,

Sub : Un-audited Financial Results (Provisional, according to Indian GAAP) for the quarter ended 30 June 2008.

Pursuant to Clause 41 of the Listing Agreement with Indian Stock Exchanges, please find sent herewith Un-audited Financial Results (Provisional, according to Indian GAAP) for the quarter ended 30 June 2008, which has been taken on record by the Board of Directors in their meeting held on 30 July 2008.

Thanking you,

Yours faithfully,

For Tata Communications Limited

Rishabh Aditya

Deputy Company Secretary

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No. (22) 22722037, 22721039/41.

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No. 2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646.

6)	Mr. Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Mr. Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016.

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. R. Gangadharan / Mr. Rajesh Chawathe, for SEC information requirements.

Tata Communications Limited

LVSB Kashinath Dhuru Marg Prabhadevi Mumbai 400 028

Regd. Office : VSB Mahatma Gandhi Road, Mumbai 400 001

Tel 91 22 6659 1965 Fax 91 22 6659 1962 e-mail rishabh.aditya@tatacommunications.com

TATA COMMUNICATIONS LIMITED

REGD. OFFICE: VSB, M.G. ROAD, MUMBAI-400001.

A. UNAUDITED FINANCIAL RESULTS (INDIAN GAAP)

FOR THE QUARTER ENDED JUNE 30, 2008

(Rs. in lakhs)

	Particulars	For the quarter ended June 30,		For the year ended March 31,
		2008	2007	2008
		(unaudited)	(unaudited)	(audited)
1	Revenues from Telecommunication Services	86,322	86,473	328,330
2	Other Income	5,807	2,299	16,604

3	Total Income (1+2)	92,129	88,772	344,934

4	Expenditure
	a. Network Costs	40,875	45,315	185,267
	b. Operating and Other Expenses	18,691	10,725	56,814
	c. Salaries and Related Costs	7,518	5,870	24,243
	d. Depreciation and Amortisation	7,966	6,755	30,131
	e. Total Expenditure (4a to 4d)	75,050	68,665	296,455
5	Interest (net)	(1,963)	(125)	(2,361)

6	Profit before taxes and exceptional items (3- 4e+5)	15,116	19,982	46,118

7	Exceptional Items:
	a. Fixed Assets written off	—	—	1,120
8	Profit Before Taxes (6-7)	15,116	19,982	44,998

9	Tax Expense	5,282	7,017	14,552

10	Net Profit (8-9)	9,834	12,965	30,446

11	Paid up Equity Share Capital (Face value of Rs.10 per share)	28,500	28,500	28,500
12	Reserves excluding revaluation reserve	—	—	605,407

13	Earnings per Share (EPS)

	a. Basic and diluted earnings per share before exceptional items (Rs.) (not annualised)	3.45	4.55	10.94

	b. Basic and diluted earnings per share after exceptional items (Rs.) (not annualised)	3.45	4.55	10.68
14	Aggregate of public shareholding

	a. Number of shares	50,731,910	50,483,864	51,575,478

	b. Percentage of shareholding	17.80	17.71	18.10

B. SEGMENT INFORMATION:

BUSINESS SEGMENTS

(Rs. in lakhs)

Particulars	For the quarter ended June 30,		For the year ended March 31,
	2008	2007	2008
	(unaudited)	(unaudited)	(audited)
Revenues from Telecommunication Services
Wholesale Voice	40,387	45,481	169,540
Enterprise and Carrier Data	35,358	31,214	122,619
Others	10,577	9,778	36,171

Total	86,322	86,473	328,330

Segment result
Wholesale Voice	7,268	10,333	19,890
Enterprise and Carrier Data	25,783	25,048	99,839
Others	6,269	5,843	18,898

Total	39,320	41,224	138,627

Less :
(i) Interest (net)	(1,963)	(125)	(2,361)
(ii) Other Unallocable Expense (net)	(22,241)	(21,117)	(90,148)

Profit before taxes and exceptional items	15,116	19,982	46,118

Exceptional expenses	—	—	1,120

Profit before taxes	15,116	19,982	44,998

Tax Expense	5,282	7,017	14,552

Net Profit	9,834	12,965	30,446

Notes to Segments:

The Company’s reportable segments are Wholesale Voice, Enterprise and Carrier Data and Others.

Revenues and expenses, which are directly identifiable to the segments, are attributed to the relevant segment. Expenses on rent of satellite channels and landlines, and royalty and license fee are allocated on the basis of usage. Segment result is segment revenues less segment expenses. Certain costs, including depreciation which are not allocable to segments have been classified as “Other unallocable expense (net)”.

Telecommunication services are provided utilizing the Company’s assets which do not generally make a distinction between the types of services. As a result, fixed assets are used interchangeably between segments. In the absence of a meaningful basis to allocate assets and liabilities between segments, no allocation has been made.

Notes:

1.	The above results for the quarter ended June 30, 2008 have been subjected to a limited review by the statutory auditors, recommended by the audit committee and were taken on record and approved by the Board of Directors at their meeting held on July 30, 2008.

2.	The Board of Directors of the Company at its meeting held on December 4, 2007 approved the merger of the Company’s wholly owned subsidiary, VSNL Broadband Limited with the Company effective March 1, 2007. Pending necessary statutory approvals and the merger becoming effective no adjustments have been carried out in the financial results for the proposed merger.

3.	The previous period’s figures have been regrouped and reclassified wherever necessary to make them comparable with the current period’s figures.

4.	Investor Complaint status:

Outstanding as on April 01, 2008	Total received during the quarter ended June 30, 2008	Total resolved during the quarter ended June 30, 2008	Outstanding as on June 30, 2008
Nil	1	1	Nil

For TATA COMMUNICATIONS LIMITED

N. SRINATH
Place : Mumbai	MANAGING DIRECTOR &
Date : July 30, 2008	CHIEF EXECUTIVE OFFICER

Exhibit 2

HQ/CS/CL.24B/13096

30 July 2008

Sir,

Sub:	Press Note “Tata Communications Q109 revenues rise 4 % to Rs. 921 crore Net profits at Rs. 98 crore”

Please find sent herewith a copy of the press note on the captioned subject issued today.

Thanking you,

Yours faithfully,

For Tata Communications Limited

Rishabh Aditya

Deputy Company Secretary

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. R. Gangadharan / Mr. Rajesh Chawathe, for SEC information requirements.

Tata Communications Limited

LVSB Kashinath Dhuru Marg Prabhadevi Mumbai 400 028

Regd. Office : VSB Mahatma Gandhi Road, Mumbai 400 001

Tel 91 22 6659 1965 Fax 91 22 6659 1962 e-mail rishabh.aditya@tatacommunications.com

Press Release

Media Contacts:

S Ravindran Tata Communications +91 9223306610 ravindran.s@tatacommunications.com	Kristen Massaro STC Associates + 1 212 725 1900 ext. 229 kristen@stcassociates.com	Sanjay Chaudhary Vaishnavi Corporate Comm + 91 9212743191 sanjayc@vccpl.com

Tata Communications Q109 revenues rise 4 % to Rs. 921 crore

Net profits at Rs. 98 crore.

Mumbai, July 30, 2008: Tata Communications announced its financial results under Indian GAAP for the quarter ended June 30, 2008. The Company’s revenues were approximately Rs 921 crore, up 4% from Rs 888 crore for the quarter ended June 30, 2007. In addition, the Company’s net profits were at Rs.98.3 crore against Rs 129.6 crore for the quarter ended June 30, 2007.

During the quarter under review, Tata Communications announced two significant emerging market initiatives. It has entered into an agreement with Eskom and Transnet (two South African state-owned enterprises) to acquire their 30% interest in Neotel, the second telecommunications network operator in South Africa. The Company, along with Tata Africa, will hold an effective 56% stake in Neotel after the closing of this transaction, which is subject to certain conditions precedent.

Tata Communications, through a subsidiary, has entered into an equity joint venture agreement with the shareholders of China Enterprise Communications Limited (CEC), to acquire a 50 % stake in CEC. This transaction remains subject to certain approvals from the Chinese government and its regulatory authorities.

About Tata Communications

Tata Communications Limited along with its global subsidiaries (Tata Communications) is a leading global provider of a new world of communications. The company leverages its Tata Global Network, vertical intelligence and leadership in emerging markets, to deliver value-driven, globally managed solutions to the Fortune 1000 and mid-sized enterprises, service providers and consumers.

The Tata Communications portfolio includes transmission, IP, converged voice, mobility, managed network connectivity, hosted data center, communications solutions and business transformation services to global and Indian enterprises & service providers as well as, broadband and content services to Indian consumers. The Tata Global Network encompasses one of the most advanced and largest submarine cable networks, a Tier-1 IP network, connectivity to more than 200 countries across 300 PoPs and more than one million square feet data center space. Tata Communications serves its customers from its offices in 80 cities in 40 countries worldwide. Tata Communications has a strategic investment in South African operator Neotel, providing the company with a strong anchor to build an African footprint.

The number one global international wholesale voice operator and number one provider of International Long Distance, Enterprise Data and Internet Services in India, the company was named “Best Wholesale Carrier” at the World Communications Awards in 2006 and was named the “Best Pan-Asian Wholesale Provider” at the 2007 Capacity Magazine Global Wholesale Telecommunications Awards for the second consecutive year.

Tata Communications Ltd. is a part of the $55 billion Tata Group; it is listed on the Bombay Stock Exchange and the National Stock Exchange of India and its ADRs are listed on the New York Stock Exchange (NYSE: TCL).

www.tatacommunications.com

Forward-looking and cautionary statements

Certain words and statements in this release concerning Tata Communications and its prospects, and other statements including those relating to Tata Communications’ expected financial position, business strategy, the future development of Tata Communications’ operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors, including financial, regulatory and environmental, as well as those relating to industry growth and trend projections, which may cause actual results, performance or achievements of Tata Communications, or industry results, to differ materially from those expressed or implied by such forward-looking statements. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, failure to increase the volume of traffic on Tata Communications’ network, failure to develop new products and services that meet customer demands and generate acceptable margins, failure to successfully complete commercial testing of new technology and information systems to support new products and services, including voice transmission services, failure to stabilize or reduce the rate of price compression on certain of the company’s communications services, failure to integrate strategic acquisitions and changes in government policies or regulations of India and, in particular, changes relating to the administration of Tata Communications’ industry, and, in general, the economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in Tata Communications’ control, include, but are not limited to, those risk factors discussed in Tata Communications’ various filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. Tata Communications is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements.